Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated August 4, 2021	Registration No. 333-257399
and Series N Prospectus Supplement dated August 4, 2021)
December 5, 2022

$25,000,000

Capped Fixed to Floating Rate Notes Linked to Compounded SOFR, due December 7, 2027

•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The CUSIP number for the notes is 06048W2P4.
•	The notes priced on December 5, 2022.
•	The notes will mature on December 7, 2027. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.
•	Interest will be paid on March 7, June 7, September 7 and December 7, of each year, beginning on March 7, 2023, and with the final interest payment occurring on the maturity date.
•	From, and including, the issue date to, but excluding, December 7, 2023 (the “Fixed Rate Period”), the notes will bear interest at the fixed rate of 7.52% per annum.
•	From, and including, December 7, 2023, to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a floating rate equal to compounded SOFR plus 1.00%. The floating interest rate will not be less than 0.00% per annum or greater than 6.50% per annum.
•	We will not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$25,000,000.00
Underwriting Discount	0.00%	$ 0.00
Proceeds (before expenses) to BAC	100.00%	$25,000,000.00

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, “Risk Factors Relating to the Notes” beginning on page S-9 of the attached prospectus supplement, and “Risk Factors” beginning on page 8 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on December 7, 2022 against payment in immediately available funds.

Series N MTN prospectus supplement dated August 4, 2021 and prospectus dated August 4, 2021

BofA Securities

SUMMARY OF TERMS

The Capped Fixed to Floating Rate Notes linked to Compounded SOFR, due December 7, 2027 (the “notes”) are our senior debt securities. The notes are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated obligations from time to time outstanding, except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any interest payments or repayment of the principal amount, will be subject to the credit risk of BAC.

This pricing supplement supplements the terms and conditions in the prospectus, dated August 4, 2021, as supplemented by the Series N prospectus supplement, dated August 4, 2021 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

•	Title of the Series:	Capped Fixed to Floating Rate Notes Linked to Compounded SOFR, due December 7, 2027
•	Issuer:	Bank of America Corporation (“BAC”)
•	Issue Price:	100%
•	Aggregate Principal Amount Initially Being Issued:	$25,000,000
•	Pricing Date:	December 5, 2022
•	Issue Date:	December 7, 2022
•	Maturity Date:	December 7, 2027
•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
•	Ranking:	Senior, unsecured
•	Day Count Convention:	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360.
•	Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, a scheduled interest payment date, and will extend to, but will exclude, the next succeeding scheduled interest payment date (or the maturity date, as applicable).
•	Interest Payment Dates:	March 7, June 7, September 7 and December 7, of each year, beginning on March 7, 2023, and with the final interest payment date occurring on the maturity date.
•	Interest Rates:

Fixed Rate Period. From, and including, the issue date to, but excluding, December 7, 2023, the notes will bear interest at the fixed rate of 7.52% per annum payable quarterly in arrears for each quarterly interest period.

Floating Rate Period. From, and including, December 7, 2023 to, but excluding, the maturity date, the notes will bear interest at a floating rate per annum equal to compounded SOFR plus 1.00% payable quarterly in arrears for each quarterly interest period. The rate of interest payable on the notes during the Floating Rate Period will not be less than 0.00% per annum or greater than 6.50% per annum. During the Floating Rate Period, the notes will be

“compounded SOFR notes” as such term is defined in the accompanying prospectus supplement.
•	Compounded SOFR:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly interest period during the Floating Rate Period as set forth under “Description of the Notes—Floating-Rate Notes—Floating Rate Notes without Payment Delay—Determination of Base Rates—Compounded SOFR Notes (Other than Compounded SOFR Notes Using the Payment Delay Convention)” in the accompanying prospectus supplement.
•	Rate Cut-Off Convention:	Applicable
•	Rate Cut-Off Date:

With respect to each interest period during the Floating Rate Period, the fifth U.S. government securities business day prior to the scheduled interest payment date for such interest period.

For purposes of calculating compounded SOFR with respect to each interest period, the level of SOFR for each U.S. government securities business day in the period from, and including, the rate cut-off Date for such interest period to, but excluding, the scheduled interest payment date for such interest period will be the level of SOFR in respect of such rate cut-off date.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc.
•	Business Day Convention:	During the Fixed Rate Period, following unadjusted business day convention; during the Floating Rate Period, modified following business day convention (adjusted).
•	Business Days:	During the Fixed Rate Period, New York/Charlotte; during the Floating Rate Period, New York/Charlotte and U.S. government securities business day.
•	Redemption at Our Option:	None
•	Repayment at Option of Holder:	None
•	Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York and Charlotte, North Carolina prior to the applicable scheduled interest payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such scheduled interest payment date, whether or not such record date is a business day.
•	Listing:	None

Certain terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement or prospectus, as applicable. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Structure-related Risks

After the first year, the notes will pay interest at a floating rate that may be as low as 0.00% per annum on one or more scheduled interest payment dates. The rate at which the notes will bear interest during each quarterly interest period after the first year will depend on compounded SOFR. As a result, the interest payable on the notes will vary with fluctuations in SOFR, subject to the minimum interest rate of 0.00% per annum. It is impossible to predict whether SOFR will rise or fall, or the amount of interest payable on the notes. After the first year, you may receive minimal or no interest for extended periods of time or even throughout the remaining term of the notes. The interest rate that will apply at any time on the notes after the first year of their term may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

Your return is limited by the cap on the interest rate. After the first four quarterly interest periods, the interest rate applicable to any interest period will be variable but will not be greater than 6.50% per annum. Accordingly, your return on the notes may not reflect the full extent of the performance of SOFR.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Valuation- and Market-related Risks

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Conflict-related Risks

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, Merrill Lynch Capital Services, Inc., will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc.’s status as our affiliate and its responsibilities as calculation agent. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will control the calculation agent, potential conflicts of interest could arise. None of us or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the notes.

Compounded SOFR-related Risks

You should carefully review the more detailed explanation of risks relating to SOFR and compounded SOFR set forth under “Risk Factors Relating to the Notes—Risks Relating to the Secured Overnight Financing Rate and SOFR Notes Generally” and “Risk Factors Relating to the Notes—Risks Relating to Compounded SOFR Notes, Compounded SONIA Notes, Compounded

CORRA Notes, Simple Average SOFR Notes and Simple Average SONIA Notes” in the accompanying prospectus supplement.

You must rely on your own evaluation of the merits of an investment linked to compounded SOFR. In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in SOFR and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to SOFR may at any time have significantly different views from those of ours or our affiliates. For these reasons, you are encouraged to derive information concerning SOFR and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

SOFR may be more volatile than other benchmark or market rates. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR, during corresponding periods. In addition, although changes in compounded SOFR generally are not expected to be as volatile as changes in SOFR on a daily basis, the return on, value of and market for the notes may fluctuate more than floating-rate debt securities with interest rates based on less volatile rates.

SOFR may be modified or discontinued, which could adversely affect the return on, value of or market for the notes. SOFR is a relatively new rate, and the Federal Reserve Bank of New York (the “FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, SOFR is published by the FRBNY based on data received from sources other than us, and we have no control over the methods of calculation, publication schedule, rate revision practices or availability of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of investors in the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. For purposes of the formula used to calculate interest with respect to the notes, SOFR in respect of a particular date will not be adjusted for any modifications or amendments to SOFR data that the administrator of SOFR may publish after the interest rate on the notes for that day has been determined in accordance with the terms and provisions of the notes.

There can be no guarantee that SOFR will not be modified or discontinued in a manner that is materially adverse to an investor in the notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance could reduce or otherwise negatively impact the amount of interest that accrues on the notes, which could adversely affect the return on, value of and market for the SOFR notes.

The interest rate on the notes will be based on a compounded average of SOFR. Such compounded average rates are relatively new in the marketplace. For each interest period, the interest rate on the notes will be based on a compounded average of SOFR, calculated as described under “Description of the Notes—Floating-Rate Notes”, in the accompanying prospectus supplement. For this and other reasons, the interest rate on the notes during any interest period may not be the same as the interest rate on other instruments bearing interest at SOFR that use an alternative method to determine the applicable interest rate. Further, if SOFR in respect of a particular date during an interest period is negative, the inclusion of such daily rate in the calculation of compounded SOFR for the applicable interest period will reduce the interest rate and the interest payable on the notes for such interest period.

The method for calculating an interest rate based upon compounded SOFR (for example, payment delays, observation periods/lookbacks and/or lockout/suspension periods) in market precedents varies. This variation in the market could adversely affect the return on, value of and market for the notes.

Interest payments due on the notes will be determined only at the end of the relevant interest period. Interest payments due on the notes will be determined only at the end of the relevant interest period. Therefore, investors in the notes will not know the amount of interest payable with respect to each interest period until shortly prior to the related scheduled interest payment date, and it may be difficult for investors in the notes to estimate reliably the amounts of interest that will be payable on each such scheduled interest payment date at the beginning of or during the relevant interest period. In addition, some investors may be unwilling or unable to trade the notes without changes to their information technology systems, which could adversely impact the liquidity and trading price of the notes.

Pursuant to the formula used to determine compounded SOFR for an applicable interest period, SOFR used in such calculation for any day from, and including, the rate cut-off date to, but excluding, the relevant scheduled interest payment date (or maturity date, as applicable) will be SOFR in respect of the relevant rate cut-off date. The formula used to determine compounded SOFR employs a rate cut-off date for each interest period. For each interest period, SOFR used in the calculation of compounded SOFR for any day from, and including, the rate cut-off date to, but excluding, the relevant scheduled interest payment date or the maturity date, as applicable, will be SOFR in respect of the rate cut-off date. The rate cut-off date will be five U.S. government securities business days prior to each scheduled interest payment date or the maturity date, as applicable.

As a result of the foregoing, a holder of the notes will not receive the benefit of any increase in the level of SOFR on any date subsequent to the applicable rate cut-off date in connection with the determination of the interest payable with respect to each interest period, which could reduce the amount of interest that may be payable on the notes.

SOFR

SOFR is published by the FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the FRBNY would use information collected through a daily survey conducted by its trading desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by BofA Securities, Inc., our affiliate, as a primary dealer. On June 3, 2019, FRBNY used this daily survey mechanism to calculate SOFR for May 31, 2019, when access was disrupted to one of the three primary data sources used to calculate the SOFR.

FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. government securities business day, the FRBNY publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

SOFR is published by FRBNY based on data received from other sources, and we have no control over its determination, calculation or publication.

FRBNY started publishing SOFR in April 2018. FRBNY also has published historical indicative Secured Overnight Financing Rates dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

Neither the SOFR Administrator’s Website, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement. Neither are we affiliated with FRBNY, nor does FRBNY sanction, endorse, or recommend any products or services offered by us.

Historical Levels SOFR

The following graph sets forth the historical performance of SOFR from April 2, 2018 through the pricing date. We obtained the rates below from the Bloomberg Professional Services. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional Services. The rates displayed in the graph below are for illustrative purposes only.

The rates reported by the Bloomberg Professional Services may not be indicative of SOFR that will be derived from the applicable page. The historical performance of SOFR in the graph below does not reflect the daily compounding method used to calculate the floating rate at which interest will be payable on the Notes.

USD Secured Overnight Financing Rate (SOFR)
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
4/2/2018
7/2/2018
10/2/2018
1/2/2019
4/2/2019
7/2/2019
10/2/2019
1/2/2020
4/2/2020
7/2/2020
10/2/2020
1/2/2021
4/2/2021
7/2/2021
10/2/2021
1/2/2022
4/2/2022
7/2/2022
10/2/2022

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Your notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between scheduled interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus and prospectus supplement, all in accordance with the provisions of the indenture governing the notes, the notes will be the legal, valid and binding obligations of BAC, subject to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date of this pricing supplement. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated June 25, 2021, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the Securities and Exchange Commission on June 25, 2021.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BAC.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-102 of the accompanying prospectus supplement.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition Of Sales To EEA And United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BAC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.